

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2010

Via U.S. Mail and Facsimile to 973-630-0702

Harry W. Buckley
President and Chief Executive Officer
Jackson Hewitt Tax Service, Inc.
3 Sylvan Way
Parsippany, NJ 07054

> **Re**: **Jackson Hewitt Tax Service, Inc.**
> **Form 10-K/A for Fiscal Year Ended April 30, 2010**
> **Filed August 12, 2010**
> **Form 10-Q for Fiscal Quarter Ended July 31, 2010**
> **Filed September 9, 2010**
> **File No. 1-32215**

Dear Mr. Buckley:

We have reviewed your filing and have the following comments. Except where indicated, please confirm you will comply with our comments in future filings. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ended April 30, 2010

Item 1A. Risk Factors, page 11

Federal and state legislators and regulators have increasingly taken an active role in regulation financial products such as RALs…, page 11

1. Disclose the stated reasons why legislators, regulators and consumer groups have challenged RAL practices (i.e. high interest rates and excessive fees) and assess the viability of these lending practices in the future based upon the public interest challenges.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies, page 53

Goodwill, page 53

2.   We note that goodwill represents 46% or more of your assets as of July 31, 2010. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test,
- The description of the key assumptions used in accordance with the methodology used to determine fair value,
- The description of the methodology used to determine fair value,
- The description of how the key assumptions were determined, and
- A discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

3.   We also note that you took a significant goodwill impairment charge in the third quarter of fiscal year 2010. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Other Indefinite-Lived Intangible Assets, page 54

4.   We note that your Jackson Hewitt trademark and certain unamortized reacquired
        franchise rights accounted for 26% of total assets as of July 31, 2010. We note that
        revenues, operating income, and segment income have declined in recent quarters due to
        the negative impact of the current economic environment and loss of RAL facilities. In
        light of the significance of your trademark and unamortized reacquired franchise rights
        balance, we expect robust and comprehensive disclosure in your critical accounting
        policies regarding your impairment testing policy. This disclosure should provide
        investors with sufficient information about management's insights and assumptions with
        regard to the recoverability of your Jackson Hewitt trademark and unamortized
        reacquired franchise rights. For each unit of accounting (with a material license balance)
        that faces impairment risk, please disclose:

        •   The percentage by which fair value exceeded (or equaled) carrying value
                as of the most recent impairment test date, and
        •   A description of key assumptions that drive fair value in your discounted
                cash flow methodology. Addressing ASC Topic 805-20-S99-3, describe
                the method you used to isolate the cash flows associated with the
                intangible asset. If you used a hypothetical build-up or start method,
                describe qualitatively and quantitatively the significant estimates and
                assumptions used in your valuation method to determine the fair value of
                each unit of accounting in your performance analysis.

Financial Statements, page 56

13. Debt, page 76

5.   Refer to the third and fourth paragraphs of page 77 of your Form 10-K/A and Note 14 of
        your July 31, 2010 Form 10-Q which indicate that you must meet certain restrictive
        milestones under your amended April 30, 2010 credit agreement, which is itself subject
        to early termination by your lender. Describe for us the terms of these restrictive
        covenants required by your April 2010 Amendment to your Credit Agreement and
        explain to us how you applied the guidance of ASC 470-10-45-1 and 470-10-45-2 at
        April 30, 2010 and July 31, 2010 balance sheet dates.

6.   With a view towards providing investors updated information in your next filing, please
        explain to us your success in meeting the 2010 milestones disclosed in the penultimate
        paragraph on page 77.

7.   Please update us with respect to your compliance with the financial and restrictive debt
        covenants.

8.   We note the amounts outstanding under the April 2010 Amended and Restated Credit Agreement are required to be repaid on April 30, 2011 and October 6, 2011. Tell us if you intend to present these liabilities as current liabilities in your October 31, 2010 balance sheet. If not, explain to us why it is not necessary to do so.

9.   Please provide in your next Form 10-Q, a comprehensive discussion in MD&A of your obligations to repay your debt and your detailed plans for obtaining the funding necessary for such repayments.

Form 10-Q for quarter ended July 31, 2010

Item 4. Controls and Procedures, page 36

10.   We note that you disclose that there were no changes that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. In light of your material weakness in your internal control over financial reporting as of April 30, 2010, you should discuss your remediation efforts to date and whether the material weakness has been ameliorated.

Definitive Proxy Statement filed on August 18, 2010

Executive Compensation, page 17

11.   From the third full paragraph on page 19, we note you granted performance-based equity awards consisting of stock options and restricted stock. Please disclose how you determined the amount of the award for each grant. In this regard, we note from the second full paragraph on page 19 that you make grants based on market data and the position of the officer. Please provide more details on how these (and any other) criteria informed your decision to determine the amount of each award. Further, please disclose the pre-established performance targets or financial metrics that apply to the grants.

Potential Payments Upon Termination or Change of Control, page 32

12.   We note you have disclosed in narrative form the payments and benefits that your NEOs will receive under various termination scenarios. Please consider presenting and summarizing this narrative information in a tabular format where you disclose the payments and benefits under different scenarios.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage
          for

Larry Spirgel
Assistant Director